UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39150

LMP AUTOMOTIVE HOLDINGS, INC.

Nasdaq Capital Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

500 East Broward Blvd., Suite 1900, Ft. Lauderdale, Florida

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.0001 par value per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange
☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, LMP Automotive Holdings, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 22, 2022	By	/s/ Sam Tawfik	Chief Executive Officer
Date		Name	Title

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.